[redacted]

09056160

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
MAR 02 2009
Washington, DC
110

SEC FILE NUMBER
8- 66438

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: USA Advanced Planners, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

50 Louis Street, NW, Suite 400
(No. and Street)

Grand Rapids	MI	49503
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Frederick Gearhart — (888) 860-9560
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Plante & Moran, PLLC
(Name – *if individual, state last, first, middle name*)

634 Front Avenue, Suite 400	Grand Rapids	MI	49504
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Frederick Gearhart, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of USA Advanced Planners, Inc., as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

EVP

Title

Notary Public

MICHAEL E. FRANTZ
Notary Public - Michigan
Kent County
My Commission Expires Oct 13, 2013
Acting in the County of Kent

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

USA Advanced Planners, Inc.

Financial Report
with Additional Information
December 31, 2008

USA Advanced Planners, Inc.

Contents

plante moran

Plante & Moran, PLLC
Suite 400
634 Front Avenue N.W.
Grand Rapids, MI 49504
Tel: 616.774.8221
Fax: 616.774.0702
plantemoran.com

Independent Auditor's Report

To the Board of Directors
USA Advanced Planners, Inc.

We have audited the accompanying balance sheet of USA Advanced Planners, Inc. (the "Company") as of December 31, 2008 and the related statements of operations, stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of USA Advanced Planners, Inc. at December 31, 2008 and the results of its operations, changes in stockholders' equity, and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Plante & Moran, PLLC

February 17, 2009

USA Advanced Planners, Inc.

Balance Sheet
December 31, 2008

Assets	
Cash	$ 226,012
Receivables (Note 4):	
Commissions	77,712
Broker-dealer and clearing organization	18,568
Related party	2,195
Prepaid expenses:	
Licenses	27,239
Insurance	6,982
Office furniture and equipment - Less accumulated depreciation of $10,488	7,104
Other assets:	
Deposits	29,491
FINRA membership	155,040
Total assets	$ 550,343
Liabilities and Stockholders' Equity	
Liabilities	
Trade accounts payable	$ 118,444
Commissions payable (Note 4)	70,353
Clearance account	10,816
Accrued salaries and payroll tax liabilities	7,912
Total liabilities	207,525
Stockholders' Equity (Notes 2 and 3)	342,818
Total liabilities and stockholders' equity	$ 550,343

See Notes to Financial Statements.

USA Advanced Planners, Inc.

Statement of Operations
Year Ended December 31, 2008

Revenue	
Commissions	$ 1,670,439
RIA fees	653,573
12B1 fees	31,006
Representative fees	145,815
Other income	23,436
Interest income	42,419
Total revenue	2,566,688
Expenses	
Commissions	2,133,034
Salaries and wages	199,850
Payroll taxes	16,777
Employee benefits	12,971
Insurance:	
Errors and omissions insurance	101,017
Other insurance	9,838
Rent (Note 4)	64,385
Professional fees	214,105
Regulatory and compliance consulting	146,276
Clearing and ticket charges	77,012
FINRA fees	40,704
Contract labor	956
Licenses and permits	25,954
Miscellaneous expense	1,500
Fees and services charges	21,525
Travel and entertainment	9,745
Postage and delivery	5,455
Conferences	1,390
Depreciation expense	4,089
Advertising	378
Telephone	2,118
State income and franchise taxes	2,079
Office supplies	2,724
Interest expense	3,924
Dues and subscriptions	1,016
Total expenses	3,098,822
Net Loss	$ (532,134)

See Notes to Financial Statements.

Statement of Stockholders' Equity
Year Ended December 31, 2008

	Shares of Common Stock	Common Stock	Additional Paid-in Capital	Accumulated Deficit	Total
Balance - January 1, 2008	10	$ 10	$ 1,299,080	$ (988,345)	$ 310,745
Contributions of paid-in capital (Note 6)	-	-	564,207	-	564,207
Net loss	-	-	-	(532,134)	(532,134)
Balance - December 31, 2008	10	$ 10	$ 1,863,287	$ (1,520,479)	$ 342,818

See Notes to Financial Statements.

USA Advanced Planners, Inc.

Statement of Cash Flows
Year Ended December 31, 2008

Cash Flows from Operating Activities		
Net loss	$	(532,134)
Adjustments to reconcile net loss to net cash from operating activities:		
Depreciation expense		4,089
Changes in operating assets and liabilities that provided (used) cash:		
Accounts receivable		34,907
Prepaid expenses		83,659
Deposits		(188)
Trade accounts payable		32,289
Clearance account		10,244
Commissions payable, accrued salaries, and payroll taxes		(4,788)
Net cash used in operating activities		(371,922)
Cash Flows from Investing Activities - Purchase of property and equipment		(57)
Cash Flows from Financing Activities		
Repayment of financing agreement		(77,759)
Capital contributions		564,207
Net cash provided by financing activities		486,448
Net Increase in Cash		114,469
Cash - Beginning of year		111,543
Cash - End of year	$	226,012

See Notes to Financial Statements.

Note 1 - Nature of Business and Significant Accounting Policies

USA Advanced Planners, Inc. (the "Company") is an introducing broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is a Delaware company.

The Company was formed on January 2, 2004 and was in the development stage through December 31, 2005. Calendar year 2006 was the first year during which the Company was considered an operating company.

Due to the nature of its business, the Company's management believes that an unclassified balance sheet more accurately reflects its financial position.

Basis of Presentation - The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of several classes of services, including agency transactions with occasional riskless principal transactions.

Recognition of Revenue - The Company recognizes commission revenue and related clearing expenses on a settlement-date basis as transactions occur.

Commissions Receivable - Commissions receivable result from revenue based on current market prices for services performed. The Company does not provide an allowance for doubtful accounts as collections have historically been at 100 percent.

Property and Equipment - Property and equipment are recorded at cost. Depreciation is computed by the straight-line method based on estimated useful lives of the related assets. Expenditures for maintenance and repairs are charged to expense as incurred, whereas major additions are capitalized.

Intangible Asset - The cost of the purchase of the Company exceeding the underlying fair value of net assets at the acquisition date has been recorded as FINRA membership. It is assessed annually for impairment. If considered impaired, the FINRA membership will be reduced to fair value and a corresponding impairment loss will be recognized. Based on management's assessment, there was no change in the FINRA membership recorded cost for the year ended December 31, 2008. Management believes the FINRA membership has an indefinite life. FINRA membership is not amortized for tax purposes.

The impairment test requires the Company to make several estimates relating to fair value, most of which are based on projected future cash flows. The estimates associated with the intangible asset impairment test are based on management's judgment and knowledge of current events and actions it may undertake in the future. These estimates may ultimately differ from actual results. Changes in these estimates may result in recognition of an impairment loss in the future.

Note 1 - Nature of Business and Significant Accounting Policies (Continued)

Income Taxes - The Company, under the Internal Revenue Code, has elected to be treated as an S Corporation for income tax purposes. Under this election, the stockholders report taxable income and pay any federal income tax personally. Accordingly, no provision for federal income taxes has been recorded by the Company.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Advertising Costs - Advertising costs are charged to expense as incurred.

Note 2 - Stockholders' Equity

At December 31, 2008, the Company had 10 shares of capital stock authorized, issued, and outstanding at $1 par value per share.

Note 3 - Net Capital Requirements

The Company is subject to Securities and Exchange Commission (SEC) Uniform Net Capital Rule (15c 3-1) which requires the maintenance of minimum capital of $5,000 and requires that the ratio of aggregate indebtedness to net capital (net capital ratio), both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2008, the Company had net capital of $84,624 and its aggregate indebtedness to net capital ratio was 2.5 to 1.

Note 4 - Related Party Transactions

The Company rents office space from a limited liability company related through common ownership. Monthly payments of approximately $4,400 were paid during the year ended December 31, 2008. A total of $52,840 was charged to expense under this agreement during the year. The Company is also subject to a cost-sharing agreement with this related limited liability company which covers all utilities, janitorial services, and miscellaneous other office expenses. At total of $82,108 was charged to expense under this agreement during the year.

Note 4 - Related Party Transactions (Continued)

The Company also rents office space in California from a California corporation related through common ownership. Monthly payments of $500 were paid during the year ended December 31, 2008. A total of $6,000 was charged to expense under this agreement during the year. Future minimum lease payments of $500 per month are due to the related California corporation until termination of the lease agreement occurs. The agreement does not specify a termination date, only certain circumstances which cause the agreement to terminate. Such events include the dissolution and winding up of the Company and/or breach of the related agreement.

Additionally, the Company reimburses and is reimbursed by the related California corporation and limited liability company on a monthly basis for costs paid on the Company's behalf plus its monthly rent payment. The total expense the Company reimbursed during the year ended December 31, 2008 was $18,025.

Three representatives, who are stockholders of the Company, generated $515,534 of the Company's commissions revenue during the year ended December 31, 2008. Of the revenue generated, $491,449 was paid out in the form of commission expense to these representatives. At December 31, 2008, the Company had outstanding commissions receivable and payable of $12,510 and $11,482, respectively, related to these three representatives.

At December 31, 2008, the Company had outstanding commission and other receivables in the amount of $57,338 with USA Wealth Management, a limited liability company related through common ownership.

Note 5 - Contingencies

From time to time, certain claims are made against the Company in the normal course of business. There are no material adverse claims considered by management to be material at December 31, 2008.

Note 6 - Management's Plan

As of December 31, 2008, the Company has an accumulated deficit of $1,520,479. As an introducing broker-dealer registered with the SEC and a member of the FINRA, the Company has fixed overhead costs which revenue has not yet exceeded. The stockholders of the Company have committed to continue to support the Company and its future operations in the form of equity contributions. Management believes that current plans in place to control costs and increase revenue volume will result in successful future operations and sufficient cash flow to repay its obligations. The estimates associated with management's plans are based on management's judgment and knowledge of current events and actions it may undertake in the future. These estimates may ultimately differ from actual results.

Additional Information

plante moran

Plante & Moran, PLLC
Suite 400
634 Front Avenue N.W.
Grand Rapids, MI 49504
Tel: 616.774.8221
Fax: 616.774.0702
plantemoran.com

To the Board of Directors
USA Advanced Planners, Inc.

We have audited the financial statements of USA Advanced Planners, Inc. for the year ended December 31, 2008. Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying computation of net capital under Rule 15c3-1 of the Securities and Exchange Commission and claim for exemption under Rule 15c3-3 are presented for the purpose of additional analysis and are not required parts of the basic financial statements, but are supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

Plante & Moran, PLLC

February 17, 2009

USA Advanced Planners, Inc.

Computation of Net Capital Under Rule 15c 3-1 of the Securities and Exchange Commission December 31, 2008

Net Capital		
Total stockholders' equity	$	342,818
Deductions - Nonallowable assets:		
Commissions - Related party		55,143
Other receivables - Related party		2,195
Prepaid expenses		34,221
Office furniture and equipment		7,104
CRD daily account		4,491
FINRA membership		155,040
Total Net Capital	**$**	**84,624**
Aggregate Indebtedness		
Clearance account	$	10,816
Accounts payable		188,797
Accrued compensation		7,912
Total Aggregate Indebtedness	**$**	**207,525**
Minimum Net Capital Requirement		
Excess Net Capital	**$**	**13,835**
Excess Net Capital 1,000 Percent	**$**	**5,000**
Total Aggregate Indebtedness	**$**	**13,835**
Excess Net Capital at 1,500 Percent	**$**	**70,789**
Excess Net Capital at 1,000 Percent	**$**	**63,872**
Ratio of Aggregate Indebtedness to Net Capital		**2.5 to 1**

There were no material differences in the Company's computation of net capital above and the unaudited filing of Part II of Form X- 17A-5.

Claim for Exemption Under Rule 15c3-3
December 31, 2008

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(2)(ii). All customer transactions are cleared through another broker-dealer on a fully disclosed basis. The Company was in compliance with the conditions of the exemption at December 31, 2008.

Report on Internal Controls

plante moran

Plante & Moran, PLLC
Suite 400
634 Front Avenue N.W.
Grand Rapids, MI 49504
Tel: 616.774.8221
Fax: 616.774.0702
plantemoran.com

Report on Internal Controls

To the Board of Directors
USA Advanced Planners, Inc.

In planning and performing our audit of the financial statements of USA Advanced Planners, Inc. (the "Company") for the year ended December 31, 2008, we considered its internal control structure in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the internal control structure. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "Commission"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Due to the fact that the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

- Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13
- Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

To the Board of Directors
USA Advanced Planners, Inc.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure that we consider to be material weaknesses as defined above.

We understand the practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on procedures performed, we believe that the Company's practices and procedures were adequate at December 31, 2008 to meet the Commission's objectives.

This report is intended solely for the information and use of the board of directors, management, the Securities and Exchange Commission, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Plante & Moran, PLLC

February 17, 2009